VIATAR CTC SOLUTIONS INC.

116 John Street, Suite 10

Lowell, Massachusetts 01852

February 5, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.20549

Attention: Russell Mancuso, Branch Chief

Re:	Viatar CTC Solutions Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1

Filed January 16, 2015

File No. 333-199619

Dear Mr. Mancuso:

We are responding to comments contained in the Staff letter, dated February 2, 2015 (“Comment Letter”), with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on January 16, 2015.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We have attached as Exhibit A to this response the pages of the registration statement where changes are made in response to the Staff’s comments. Please note the changes are underlined for your easy of reference.

Prospectus Cover Page

1.	We note your added disclosure regarding “OTC Markets” on the prospectus cover. To comply with Schedule A, paragraph 16 of the Securities Act and Regulation S-K Item 501(b)(3), your prospectus cover should disclose the fixed price at which the securities will be sold. If you intend to seek to have the price of your securities quoted in an over-the-counter marketplace, we would not object to disclosure that the selling stockholders will sell the offered securities at that fixed price until the price of your shares is quoted on the OTCQX or OTCQB marketplace of OTC Link ATS or on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. However, your disclosure should not suggest that the selling stockholders will vary from the disclosed fixed price if the price of your securities is quoted in some other over-the-counter marketplace. Please revise your disclosure here and throughout your prospectus as appropriate.

Response:

We will revise our disclosure in the registration statement in response to this comment as shown in Exhibit A.

Executive Officers and Directors, page 46

2.	We note your response to prior comment 2. If you elect to name companies with which your officer was affiliated, please ensure that your disclosure makes clear the nature and time of the affiliation, including sufficient information as to permit investors to evaluate the responsibility undertaken by the officer. Also, please clarify Mr. Keaney’s position with the company from 2012 to 2014 prior to his being named Vice President of Research and Development.

Response:

We will revise our disclosure in the registration statement in response to this comment as shown in Exhibit A.

Executive Compensation, page 48

3.	Please revise your disclosure regarding the stock awards in the table and in footnote 2 to be consistent with the requirements of Regulation S-K Item 402(n)(2)(v) and instruction 1 to Regulation S-K Item 402(n)(2)(v) and (n)(2)(vi).

Response:

We will revise our disclosure in the registration statement in response to this comment as shown in Exhibit A.

Description of Securities, page 54

4.	Please disclose the substance of your response to prior comment 7. Also, please (1) tell us when the holding periods mentioned in the last sentence of your response will expire, and (2) reconcile your reference to volume limitations on all of your shares with Rule 144(b)(1).

Response:

An aggregate of 14,661,292 shares of common stock that were issued as of January 16, 2014 (of which 1,355,000 shares are held by affiliates) are now eligible for sale under Rule 144, with the sale of the shares held by affiliates subject to the volume limitation, public notice and manner of sale requirements under Rule 144. The remainder of our issued and outstanding shares (of which 275,000 shares are held by affiliates) will not become eligible for sale under Rule 144 until the earlier of (i) the expiration of a one year holding period, or (ii) 90 days after the effectiveness of this registration statement, subject to the satisfaction of a six month holding period requirement under Rule 144.

We will revise our disclosure in the registration statement to reflect the above as shown in Exhibit A.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ilan Reich
Ilan Reich
President
cc: Gregory Sichenzia, Esq.

 Exhibit A

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission (the “SEC”) declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 6, 2015

Prospectus

Viatar CTC Solutions Inc.

1,349,571 Shares of Common Stock

The selling stockholders identified in this prospectus are offering 1,349,571 shares of common stock, par value $0.001 per share (“Common Stock”) of Viatar CTC Solutions Inc.(the “Company,” “we,” “us,” or “our”)including 1,199,571 shares of Common Stock and 150,000 shares of Common Stock issuable upon exercise of certain warrants of the Company.

These securities will be offered for sale by the selling stockholders identified in this prospectus in accordance with the methods and terms described in the section of this prospectus titled “Plan of Distribution.” We will not receive any of the proceeds from the sale of these shares. The selling stockholders will offer and sell the shares at $3.50 per share until the price of our Common Stock is quoted on the OTCQX or OTCQB marketplace of OTC Link ATS or on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The selling stockholders may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with the sale of their Common Stock under this prospectus. We will pay all the expenses incurred in connection with the offering described in this prospectus, with the exception of brokerage expenses, fees, discounts and commissions, which will all be paid by the selling stockholders. Our Common Stock is more fully described in the section of this prospectus titled “Description of Securities.”

No public market currently exists for our Common Stock. Although we intend to request a registered broker-dealer apply to have our Common Stock quoted on the OTC Markets, public trading of our Common Stock may never materialize or even if materialized, be sustained. ~~If our Common Stock is quoted on the on the OTC Markets, then the sale price to the public will vary according to prevailing market prices or privately negotiated prices by the selling stockholders.~~

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our Common Stock involves a high degree of risk. You may lose your entire investment. See “Risk Factors” beginning on page 3. You should read the entire prospectus before making an investment decision.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________________, 2015

PROPERTIES

We have a lease for approximately 3,000 square feet of space in Lowell, Massachusetts for use as our corporate headquarters, including manufacturing and research laboratories. This lease expires in 2015, and there is ample space available in the same building or nearby for expansion.

LEGAL PROCEEDINGS

In the normal course of business, we may be involved in legal proceedings or threatened legal proceedings. We are not party to any legal proceedings or aware of any threatened legal proceedings which are expected to have a material adverse effect on our financial condition, results of operations or liquidity.

In 2012, we sued Bridgemedica, an engineering firm, in New York State Supreme Court for $1.5 million of damages arising from breach of contract and other claims relating to non-performance under various engineering development contracts. Bridgemedica counterclaimed for $179,000 for delinquent payments. In April 2014, we settled the lawsuit with Bridgemedica. Pursuant to the settlement agreement, we issued 150,000 shares of Common Stock valued at $1.00 per share and agree to pay four cash installments of $5,000 each to Bridgemedica LLC. We have incurred expenses in connection with this lawsuit in the amount of approximately $25,000. As of the date of this registration statement, all four installments were paid.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers and Directors

The following set forth information regarding the executive officers and directors of the Company. We anticipate adding several additional independent directors within the next few months with operational experience in finance and life sciences companies, as well as medical researchers and practitioners who specialize in oncology.

Executive Officers & Directors	Position/Title	Age	Position Held Since
Ilan Reich	Chairman, Chief Executive Officer and Chief Financial Officer	60	2008
Stephen Keaney	Vice President, Research & Development	53	2014
Charles Andrew McCartney	Director	58	*
Francisco J. Esteva, MD, PhD	Director	50	*

* The directors will be appointed after the effectiveness of this registration statement, once the Company obtains directors and officers insurance.

Ilan Reich has more than 15 years of CEO experience in medical device and instrumentation companies and has served as our Chairman and CEO since he founded the Company in 2008. From 2001 until 2007, Mr. Reich served as a corporate advisor on a variety of projects, including for RainDance Technologies (from 2006 to 2007), Warburg Pincus (2007), and Gabelli Partners (from 2005 to 2006). From 1998-2001, he served as Executive Vice President (between January 22, 1998 and December 22, 1998) a director (between January 22, 1998 and January 4, 2001), President (from December 22, 1998 to January 4, 2001) and Co-CEO (between March 8, 2000 and January 4, 2001) of Inamed Corporation, a medical device manufacturer of implants for plastic surgery, aesthetics and obesity.

Earlier, Mr. Reich served as a Vice President of Corporate and Business Development for a private equity investor. Mr. Reich began his career as a corporate and securities lawyer and spent approximately 8 years advising on more than 100 public company M&A transactions. Mr. Reich received his J.D. from Columbia University School of Law in 1979 (where he was an editor of the Columbia Law Review) and B.A. in political science from Columbia College in 1976. Mr. Reich brings to the Board executive leadership experience, extensive knowledge of the business and operation of the Company and industry expertise.

In 1986, Mr. Reich pleaded guilty to two counts of mail and securities fraud arising from his tipping confidential information to a third party at two intervals during 1980 to 1984 regarding merger and acquisition transactions in which Mr. Reich’s law firm was involved. Mr. Reich did not receive any compensation for providing that information. He paid a fine to the US Treasury, served a prison term, was disbarred as an attorney in New York, and consented to an injunction on future violations. In 1995, Mr. Reich was readmitted to the New York bar. Mr. Reich's career was the subject of a profile in Fortune Magazine in June 2007.

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Stephen Keaney, has over 25 years of engineering, product development and regulatory experience in bringing medical devices from the design stage to market at a variety of major medical device companies. Mr. Keaney has been an employee of the Company since 2012 (with the title of Director of Research and Development) and was appointed Vice President of Research and Development in 2014. Prior to this, he served as a project manager for Volcano Corporation from 2008 to 2012, where he lead a cross functional team to develop a deflectable forward looking intravascular ultrasound catheter with radiofrequency ablation capabilities. During 2004 to 2008, Mr. Keaney worked as an R&D Manager at Boston Scientific Corporation. From 2003 to 2004, Mr. Keaney was a Director in Foster Corporation, where he managed a team of four engineers to provide engineering consulting services to medical and industrial clients. Before 2002, Mr. Keaney served as project manager/engineer for more than 10 years with CardiFocus, Inc. (from 2000 to 2002), Implemed, Inc. (from 1995 to 1999), and C.R. Bard, Inc. (from 1989 to 1994). Mr. Stephen received his B.S. in Plastics Engineering from the University of Massachusetts, Lowell and he has completed all course requirements to receive his D. Eng. in engineering from the University of Massachusetts, Lowell.

Charles Andrew McCartney, has been affiliated with Bel Health Investment Partners, a private equity firm, since 2011, where he currently serves as a member of the Operating Committee and was CEO of Skila, its first portfolio company. Prior to that, he was affiliated with DW Healthcare Partners Equity, a healthcare focused private equity firm since February 2008, where he worked with general partners to identify and acquire growth phase healthcare companies. Prior to that, Mr. McCartney was the Interim Chief Executive Officer of Iapyx Medical from February to September 2007; and held various management positions in life science companies, including President, Chief Operating Officer and Chief Executive Officer of First Circle Medical, Inc., a privately held emerging medical company focusing on the treatment of chronic Hepatitis C infection, from 1999 to 2008. Mr. McCartney has many years of experience in the medical and biotechnology industries across multiple disciplines including financing, research and development, operations and business development. Mr. McCartney received his B.A in Government and Foreign Affairs from University of Virginia in 1979. Mr. McCartney’s board management expertise in the medical and biotechnology industries provide relevant experience in a number of strategic and operating areas and led the Board to conclude that he should serve as a director of the Company.

Francisco J. Esteva, MD, PhD, is Professor of Medicine, Director of Breast Medical Oncology, Co-Director of Developmental Therapeutics, and Associate Director of Clinical Investigation at New York University Langone Medical Center. From 1997 to 2013, he was at the University of Texas MD Anderson Cancer Center, most recently as a Professor. Dr. Esteva is board certified in medical oncology, an active member of the American Society of Clinical Oncology and the Eastern Cooperative Oncology Group, a Fellow of the American College of Physicians and an elected member of the American Society for Clinical Investigation. He received his MD and PhD degrees from the University of Zaragoza School of Medicine in Spain. Dr. Esteva is an author of more than 200 publications in the area of breast cancer research and treatment. He is dedicated to the clinical development of novel therapies for breast cancer, with a passion for improving the survival and quality of life of cancer patients through innovative research and compassionate patient care. Dr. Esteva’s experience and training as a practicing physician, a scientist and a leader in cancer research and treatment enable him to bring valuable insights to the Board, including through his understanding of the scientific nature of our business and the ability to assist us with product development.

Board Committees and Independence

We are not required to have any independent members of the Board of Directors. Our Board of Directors has determined that all of our directors except Mr. Ilan Reich are independent under applicable SEC rules. As we do not have any board committees, the Board as a whole carries out the functions of audit, nominating and compensation committees.

Family Relationships

There are no family relationships between any of our executive officers, directors or director nominees.

Involvement in Certain Legal Proceedings

Our directors, executive officers and director nominees have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being subject of, or a party to, any federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

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EXECUTIVE COMPENSATION

The following table provides certain summary information concerning compensation awarded to, earned by or paid to our executive officers for the fiscal years 2013 and 2014.

Name and principal position	Year	Salary	Bonus	Stock awards		Option awards	Nonequity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Ilan Reich Chief Executive	2013	$0	$0	$0		$0	$0	$0	$0	$0
Officer and Chairman	2014	$0	$0	$0		$0	$0	$0	$0	$0
Stephen Keaney	2013	$140,000	$14,000	$0		$0	$0	$0	$0	$154,000
Vice President (1)	2014	$175,231	$0	$386,364	(2)	$0	$0	$0	$0	$561,595

(1) Mr. Keaney has been an employee of the Company since 2012 and was appointed as a Vice President in 2014. His compensation in 2013 was for his services as an employee of the Company.

(2) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of stock awards granted to the officers during 2014, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The shares were valued at the grant date value of $2.00 per share based upon the most recent issuance price at the time of issuance or a total grant date fair value of $500,000. All shares of restricted stock that were issued and outstanding are being amortized over their respective vesting periods. The Company expensed $386,364 during 2014 in relation to the awards granted to Mr. Keaney. For a description of the assumptions used to calculate the amounts in the table, see Note 2 – Summary of Significant Accounting Policies and Note 3—Stockholders’ Equity (Deficit) found in the Notes to Condensed Consolidated Financial Statements for the nine months ended September 30, 2014 in the registration statement.

Employment Agreements

None.

Equity Compensation Plan Information

2014 Equity Incentive Plan

On March 26, 2014, our Board of Directors approved the adoption of the 2014 Equity Incentive Plan (the “2014 Plan”), which provides for the issuance of 3,000,000 shares of Common Stock (in the form of grants or options) to employees, consultants and directors. Unless prematurely terminated by the Board, the 2014 Plan terminates on March 26, 2024. As of February 5, 2015, an aggregate of 960,000 shares of Common Stock have been granted under the 2014 Plan (including the 595,000 shares described below).

The 2014 Plan also provides for the exchange of an aggregate of 595,000 shares of Series A Preferred Stock (originally issued by Vizio Medical Devices LLC to seven people under the 2010 Equity Incentive Plan as Class B member units) for an aggregate of 595,000 shares of Common Stock and the return of those exchanged shares to Mr. Reich, who was the managing member (all as contemplated by the 2010 Equity Incentive Plan). This exchange occurred on October 8, 2014.

Outstanding Equity Awards at Fiscal Year-End

None.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock on behalf of the selling stockholders. Sales of shares may be made by selling stockholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time at $3.50 per share until the price of our Common Stock is quoted on the OTCQX or OTCQB marketplace of OTC Link ATS or on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. ~~on the OTC Bulletin Board or any exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices.~~ The shares may be sold by one or more of, or a combination of, the following:

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•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in making short sales or in transactions to cover short sales;

•	put or call option transactions relating to the shares; and

•	any other method permitted under applicable law.

The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling stockholders and each selling shareholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling shareholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a post-effective amendment to this registration statement, disclosing:

•	the name of each such selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

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We have agreed to register an aggregate of 1,349,571 shares of Common Stock (including 150,000 shares of Common Stock issuable upon exercise of certain warrants). In addition, an aggregate of 15,548,521 shares of Common Stock (including 385,000 shares of Common Stock issuable upon exercise of certain warrants and excluding 451,334 shares of Common Stock issued for promissory notes which have not been fully paid and 344,196 shares of Common Stock held in escrow for Primary Capital LLC, which will be rescinded after January 31, 2015) will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement relating to this prospectus upon expiration of their applicable holding periods, subject to the volume limitation, public notice, manner-of-sale and current public information requirements of Rule 144. On February 29, 2009, January 22, 2011, and December 19, 2012, a total of 1,225,000 shares, 800,000 shares and 1,000,000 shares of our Common Stock, respectively, became eligible for sale under Rule 144, subject to volume limitation, public notice, manner-of-sale and current public information requirements of Rule 144. An aggregate of 14,661,292 shares of common stock that were issued as of January 16, 2014 (of which 1,355,000 shares are held by affiliates) are now eligible for sale under Rule 144, with the sale of the shares held by affiliates subject to the volume limitation, public notice and manner of sale requirements under Rule 144. The remainder of our issued and outstanding shares (of which 275,000 shares are held by affiliates) will not become eligible for sale under Rule 144 until the earlier of (i) the expiration of a one year holding period, or (ii) 90 days after the effectiveness of this registration statement, subject to the satisfaction of a six month holding period requirement under Rule 144.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We are a Delaware corporation and consequently are also subject to certain anti-takeover provisions of the Delaware General Corporation Law (the “DCGL”). Under Section 203 of the DCGL, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is any person who, together with such person’s affiliates and associates (i) owns 15% or more of a corporation’s voting securities or (ii) is an affiliate or associate of a corporation and was the owner of 15% or more of the corporation’s voting securities at any time within the three-year period immediately preceding a business combination of the corporation governed by Section 203. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage takeover attempts that might result in a premium over the market price, once a market exists, for the shares of Common Stock held by our stockholders.

Our Certificate of Incorporation and Bylaws

The provisions of our certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the Common Stock. Among other things, our certificate of incorporation and bylaws:

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in a timely manner, and also specify requirements as to the form and content of such notice;

•	provide that any or all of the directors may be only removed for cause or without cause by the vote of a majority of the shares of the Series A Preferred Stock;

•	Permit corporate actions to be approved by written consent of stockholders without a meeting, without prior notice and without a vote;

•	authorize the board of directors to determine the number of directors and to fill vacancies on the board;

•	provide that only the board of directors or officers instructed by the board may call a special meeting of the stockholders;

•	provide that our certificate of incorporation can only be altered, amended or repealed by the affirmative vote of the holders of a majority of all of the then outstanding shares of Series A Preferred Stock, voting as a single class, provided that there are at least 700,000 shares of Series A Preferred Stock outstanding;

•	provide for the issuance of “blank check” preferred stock; and

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